EXHIBIT 22



        [Letterhead of Laboratory Corporation of America Holdings]


Contact: Pam Sherry
     Laboratory Corporation of America
     619-550-0600 or
     212-484-7700 (9/19 and 9/20 only)

FOR IMMEDIATE RELEASE
---------------------

      LABORATORY CORPORATION OF AMERICA HOLDINGS TO UPDATE
      SHAREHOLDERS AT ANNUAL MEETING ON EVENTS SINCE MERGER

    Will Comment on Industry Trends, Merger Synergies, Revenues and Earnings, Management Changes


   BURLINGTON, NC, SEPTEMBER 19, 1995 -- Laboratory Corporation of AmericaServicemark Holdings (LabCorpServicemark) (NYSE: LH) is to update shareholders at its annual meeting tomorrow morning on events since April 28, when the merger of National Health Laboratories and Roche Biomedical Laboratories resulted in the formation of LabCorp.

   Dr. James B. Powell, President and Chief Executive Officer, states in his comments to shareholders, "The spread of managed care will continue to transform the entire landscape of American health care. There will be increasing emphasis on delivering high quality at an affordable price by a broad range of providers including managed-care companies, physicians and hospital alliances. We are working swiftly and surely to create the substantial economies of scale and deliver both the quality and efficiency that this highly costconscious environment demands."

   Dr. Powell says that the implementation of synergies ensuing from the merger is ahead of schedule and above original projections. These synergies, originally estimated at $90 million, are expected to result in cost savings of approximately $110 million by mid1997. "We are moving forward as a strong industry leader," Dr. Powell says, "well positioned to deliver high quality in a price-driven marketplace to a broad range of customers by offering comprehensive basic services and a value-added niche testing menu. We believe these synergies, generated in the difficult market environment we face validate the benefits of our merger."

   Dr. Powell notes that the beneficial effects of the company's progress in achieving synergy as a merged business are expected to be essentially offset until early 1996 by adverse industry factors concerning diagnostic-test utilization and pricing, driven in part by the growth of managed-care health plans and by continued strong competitive pressures. The greater than expected declines in utilization rates and base pricing that negatively impacted the second quarter of this year have leveled off but continue to be above budgeted levels.

   LabCorp's third quarter results will also be negatively impacted by a larger than anticipated weakness in its Florida operations. The company anticipates a return to normal margins in Florida by the end of the first quarter of 1996.

   Meanwhile, LabCorp is proceeding with its program, implemented two years ago, to acquire small and mid-size laboratories, though at a slower pace while the company completes its merger-related synergy program.

   Dr. Powell states that the combination of the above factors is having an adverse impact on revenues and earnings near-term. He cautions that earnings for the third quarter will likely be below 1994's third quarter results of $0.16 per share, due principally to the growth of managed care, pricing pressures and utilization rates below budgeted levels. At the same time he emphasizes that the longer-term outlook for the company remains positive. "Our success at realizing synergies indicates that we can cut deeper into the merged company's cost base than we had originally anticipated. Positive comparisons with previous results should begin in the fourth quarter," Dr. Powell says. "Overall, LabCorp's strength in key markets, economics of scale and merger-related synergies position it well to capitalize on future growth opportunities in the health care market."

   The acquisition of MedExpress earlier this year continues to yield revenues and operating income that are in line with expectations. In addition, since July 1, 1995, the company's business from hospital affiliations and institutional relationships -- including agreements relating to reference testing management, shared services and joint marketing -- has totaled more than $20 million in contracts already completed or likely to be signed by year-end.

   Separately, LabCorp reports that David C. Flaugh has resigned as Executive Vice President and Chief Operating Officer. "Since the merger, we've been discussing where the person in the position of COO should be located. The company feels that the COO needs to be in Burlington to be most effective," Dr. Powell states. "We've had conversations with Dave over the last three months on this issue, and Dave chose not to relocate, for very understandable personal reasons. We accept Dave's resignation with great regret and wish him well in his next endeavor.

   "However, we will capitalize on the great depth and experience of our current management team. Accordingly, David C. Weavil, LabCorp's current Chief Administrative Officer and former Chief Operating Officer of Roche Biomedical Laboratories, Inc., will succeed Mr. Flaugh as Chief Operating Officer. Robert E. Whalen, currently Executive Vice President of LabCorp, will assume an expanded operating role in the company and will become Chief Administrative Officer. Our management team is fully prepared to work together to pursue our strategic growth objectives and realize the synergies inherent in our recently merged operations."

   Dr. Powell also notes the appointments of Gail Page to Senior Vice President, Standardization and Automation, and Mike Snyder to Senior Vice President, Northeast Operations.

   Laboratory Corporation of America Holdings is a national clinical laboratory organization with estimated annualized revenues in excess of $1.7 billion. The company operates 40 primary testing facilities nationally, offering more than 1,700 different clinical assays, from routine blood analysis to more sophisticated technologies. LabCorp performs diagnostic tests for physicians, managed care organizations, hospitals, clinics, nursing homes, industrial companies and other clinical laboratories.

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